Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: February 14, 2017

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated February 14, 2017 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2048

Currency:	USD

Size:	$2,000,000,000

Maturity:	February 22, 2048

Fixed Rate Period:	From and including February 22, 2017 to but excluding February 22, 2047

Floating Rate Period:	From and including February 22, 2047 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	2.875% due November 15, 2046

Benchmark Treasury Yield:	3.060%

Spread to Benchmark Treasury:	+120 basis points

Reoffer Yield:	4.260%

Fixed Rate Coupon:	4.260%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus 1.580%, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Three-month LIBOR

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$1,982,500,000 (99.125%)

Interest Payment Dates:	During the Fixed Rate Period, each February 22 and August 22, beginning August 22, 2017 and including February 22, 2047, and during the Floating Rate Period, each of May 22, 2047, August 22, 2047, November 22, 2047 and February 22, 2048.

Business Day:	New York and London

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after August 22, 2017 and prior to February 22, 2047 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 20 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on February 22, 2047 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after August 22, 2047, upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated February 14, 2017 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	46647PAA4 / US46647PAA49

Trade Date:	February 14, 2017

Settlement Date:	February 22, 2017 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens Capital Markets

Danske Markets Inc

Desjardins Securities, Inc.

Erste Group Bank AG

Fifth Third Securities, Inc.

ING Financial Markets LLC

KeyBanc Capital Markets

Lloyds Securities Inc

nabSecurities, LLC

National Bank of Canada Financial Inc.

PNC Capital Markets LLC

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

RBS Securities Inc.Regions Securities LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

The Huntington Investment Company

UniCredit Capital Markets LLC

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Loop Capital Markets LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on February 22, 2017 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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